EXHIBIT 12.1

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

Nine Months Ended
September 30, 2003
Excluding Interest on Deposits
Income before income taxes	$7,319

Fixed charges:
Interest expense	5,697
One-third of rents, net of income from subleases (a)	236

Total fixed charges	5,933

Less: Equity in undistributed income of affiliates	(58)

Earnings before taxes and fixed charges, excluding capitalized interest	$13,194

Fixed charges, as above	$5,933

Ratio of earnings to fixed charges	2.22

Including Interest on Deposits
Fixed charges, as above	$5,933
Add: Interest on deposits	2,807

Total fixed charges and interest on deposits	$8,740

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$13,194
Add: Interest on deposits	2,807

Total earnings before taxes, fixed charges and interest on deposits	$16,001

Ratio of earnings to fixed charges	1.83

(a) The proportion deemed representative of the interest factor.